FORWARD FUNDS, INC.
                              AMENDED AND RESTATED
                                   18f-3 PLAN
________________________________________________________________________________

         WHEREAS, the Board of Directors of Forward Funds, Inc. (the "Company") have considered the following multi-class plan (the "Plan") under which the Company may offer multiple classes of shares of its now existing and hereafter created series pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"); and

         WHEREAS, a majority of the Directors of the Company and a majority of the Directors who are not interested persons of the Company have found the Plan, as proposed, to be in the best interests of each series of the Company individually and the Company as a whole;

         NOW, THEREFORE, the Directors hereby approve and adopt the following Plan pursuant to Rule 18f-3(d) of the 1940 Act.

                                    THE PLAN

         Each now existing and hereafter created series ("Portfolio") of the Fund may from time to time issue one or more of the following classes of shares:
Investor Class shares and Institutional Class shares.1 Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Funds' prospectus as from time to time in effect with respect to such class (the "Prospectus"). The differences in expenses among these classes of shares, and the exchange features of each class of shares, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the Articles of Incorporation and By-laws of the Funds, by action of the Board of Directors of the Funds.

Initial Sales Charge

         Investor Class and Institutional Class shares of the Portfolios are offered at their per share net asset value, without an initial sales charge.

---------------
1 Prior to February 25, 1999, each Portfolio of the Fund has issued, and may issue, shares of a single class identified as shares of Common Stock. The Board of Directors has authorized the classification of all shares of The Small Cap Equity Fund issued and outstanding at the close of business on May 1, 1999 as "Institutional Class" shares of the Common Stock of such Portfolio, and has authorized the offer, sale and issuance after that date of additional Investor Class shares and of "Institutional Class" shares of the Common Stock.

Transaction Fee

         Each Portfolio assesses a transaction fee on share purchases of 0.25% of the dollar amount involved, except with respect to investors who maintain accounts through an omnibus account of a broker-dealer or other financial institution. Notwithstanding the foregoing sentence, no transaction fee will be imposed upon purchases of the Institutional Class Shares.

Separate Arrangements and Expense Allocations of Each Class

         Investor Class and Institutional Class shares will pay the expenses associated with their different distribution and shareholder servicing arrangements. The Investor Class will pay its distributor for payments for the purpose of financing or assisting in the financing of any activity which is primarily intended to result in the sale of Investor Class shares of the Fund and for servicing accounts of holders of Investor Class shares ("Service and Distribution Fees"). Service and Distribution Fees are paid pursuant to a plan adopted for the Investor Class pursuant to Rule 12b-1 under the 1940 Act (the "12b-1 Plan"). Shares of the Investor Class of a Portfolio pay, pursuant to the 12b-1 Plan, a Service and Distribution Fee of up to 0.25% per annum of the average daily net assets of such Portfolio attributable to such class, as described in the Prospectus for that class. The Institutional Class has not adopted a 12b-1 Plan.

         Each Fund is authorized to pay banks and their affiliates and other institutions, including broker-dealers ("Participating Organizations") an aggregate fee in an amount not to exceed on an annual basis 0.35% for Institutional Class Shares and 0.10% for Investor Class Shares (collectively, the "Shares") of the average daily net asset value of the respective class of Shares of such Fund (the "Plan Fee") attributable to or held in the name of a Participating Organization for its clients as compensation for providing "service activities" pursuant to an agreement with a Participating Organization.

         Each class may, at the Directors' discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Portfolio's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes. All other expenses will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the particular Portfolio. However, any Portfolio which may hereafter be established to operate as a money market fund in reliance on Rule 2a-7 under the 1940 Act and which will make daily distributions of its net investment income, may allocate such other expenses to each share regardless of class, or based on relative net assets (i.e., settled shares), as permitted by Rule 18f-3(c)(2) under the 1940 Act.

Exchange and Conversion Features

         Exchange Features

         A shareholder may exchange shares of any Portfolio for shares of the same class of any other Portfolio and for Investor Class Shares of a Portfolio in an account with identical registration on the basis of their respective net asset values. A shareholder may exchange shares of the Institutional Class Shares of a Portfolio for shares of the Institutional Class Shares of any other Portfolio.

         Conversion Features

         Shares of one class do not convert into shares of another class.

Dividends/Distributions

         Each Portfolio pays out as dividends substantially all of its net investment income (which comes from dividends and interest it receives from its investments) and net realized short-term capital gains.

         All dividends and/or distributions will be paid, at the election of the shareholder, either in the form of additional shares of the class of shares of the Portfolio to which the dividends and/or distributions relate or in cash. Dividends paid with respect to each class of a Portfolio are calculated in the same manner and at the same time as dividends paid with respect to each other class of that Portfolio.

Voting Rights

         Each share entitles the shareholder of record to one vote. Each Portfolio will vote separately on matters which require a shareholder vote and which relate solely to that Portfolio. In addition, each class of shares of a Portfolio shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class, and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. However, all Portfolio shareholders will have equal voting rights on matters that affect all Portfolio shareholders equally. Under the current terms of this Plan and of the 12b-1 Plan, the Portfolios' Investor Class will vote separately only with respect to their 12b-1 Plan.

                                    FORWARD FUNDS, INC.




                                    ----------------------------
                                    Ronald Pelosi
                                    President


Initially approved: February 25, 1999
Last approved: [February 22, 2000]